Exhibit (a)(1)(P)

Dear Shareholder of Biotie Therapies,

Acorda Therapeutics Inc.’s public Tender Offer to purchase the shares and other securities of Biotie Therapies was approved within the actual offer period which expired on 8 April 2016 by holders of equity interests, who represent 93.77% of all Biotie shares and votes (on a fully diluted basis as defined in the terms and conditions of the tender offer). Thus, all the conditions to completion of the tender offer

“We have carefully assessed the terms and conditions of the Offer and believe that it is an attractive offer to shareholders that recognizes the strategic value of Biotie.”

– William M. Burns, Chairman of the Board of Directors

have been satisfied and Acorda has completed the tender offer in accordance with its terms and conditions.

Acorda is now offering Biotie shareholders the possibility to accept the tender offer during a subsequent offer period. The subsequent offer period commenced on 14 April 2016 and will expire on 28 April 2016 at 4:00 p.m.

The price offered for each Share is EUR 0.2946 in cash, i.e. the same price that was offered during the actual Offer Period. The price represents a premium of approximately 95 per cent compared

to the closing price of the Biotie Shares on Nasdaq Helsinki on the last trading day on Nasdaq Helsinki preceding the announcement	Together, we will create an industry leading developer for the treatment of Parkinson’s disease of the tender offer and a premium of approximately 84 per cent compared to the 3 month volume-weighted average trading price on Nasdaq Helsinki prior to such announcement.

You have not yet accepted the tender offer, so please check that you have received the tender offer acceptance form from your account operator. In the absence of the acceptance form, you may request it from the depository of your securities, the account operator of your share account or any branch office of the cooperative banks belonging to the OP Financial Group.

Further information about the tender offer can be obtained by contacting any branch office or account operator of the OP Financial Group. You may also call OP Call Service at 0100-0500 for further information.

Kind regards,

Ron Cohen, M.D.

President and CEO

Acorda Therapeutics, Inc.

About Acorda Therapeutics

Founded in 1995, Acorda is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders. Acorda is listed on NASDAQ US under the symbol “ACOR.” Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, epilepsy, post-stroke walking deficits, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg (marketed outside the United States as FAMPYRA).